EXHIBIT 21

                   Certain Subsidiaries of PNM Resources, Inc.


        As of December 31, 2001, PNM Resources, Inc. directly owns all of the voting securities of the following "significant subsidiary" (as defined in Rule 1-02(v) of Regulation S-X):

             Public Service Company of New Mexico a New Mexico corporation. Public Service Company of New Mexico does business under the names "PNM", "PNM Electric and Gas Services", "PNM Electric Services" and "PNM Gas Services".

        The remaining subsidiaries of PNM Resources, Inc. (including Avistar, Inc., a New Mexico corporation), considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as of the end of the year covered by this report.